Exhibit 2.2

EXECUTION VERSION

EXHIBIT 2.2

CENTRIC APA

ASSET PURCHASE AGREEMENT

by and among

Centric Brands LLC,

as Buyer

and

JOE’S HOLDINGS LLC,

as Seller

August 31, 2021

i

ii

EXHIBITS

Exhibit A	Form of Assignment and Assumption Agreements
Exhibit B	Form of Bills of Sale
Exhibit C	Form of Assignment of Trademarks
Exhibit D	Form of Assignment of Copyrights
Exhibit E	Form of Assignment of Domain Names
Exhibit F	Form of Assignment of Other Intellectual Property
Exhibit G	Milestones
Exhibit H	Bid Procedures Order

SCHEDULES

Schedule 1.01(a)	Knowledge of Seller
Schedule 2.01(a)	Trademarks
Schedule 2.01(c)	Domain Names, Websites and Social Media Handles
Schedule 2.01(d)	Copyrights
Schedule 2.05(a)	Assumed Contracts and Cure Costs
Schedule 3.04	Consents and Approvals
Schedule 3.06	Litigation
Schedule 3.08(g)	Certain Intellectual Property Contracts
Schedule 5.01	Conduct of the Business

iii

Asset Purchase Agreement

THIS ASSET PURCHASE AGREEMENT dated as of August 31, 2021 (the “Agreement”), is made and entered into by and between Centric Brands LLC, a Delaware limited liability company (“Buyer”) and Joe’s Holdings LLC, a Delaware limited liability company (the “Company” or “Seller”). Seller and Buyer are sometimes referred to collectively herein as the “Parties” and individually as a “Party”. Capitalized terms used herein and not otherwise defined herein have the meanings set forth in Article 1.

W I T N E S E T H:

Whereas, subject to the terms and conditions set forth in this Agreement, Seller desires to sell, assign, transfer, and convey to Buyer, and Buyer desires to, and shall, (i) purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Purchased Assets (as defined below) and (ii) assume all of the Assumed Liabilities (as defined below); and

Whereas, Seller, and certain of its affiliates (the “Debtors”) intend to seek relief under Chapter 11 of Title 11, §§ 101-1330 of the United States Code (as amended, the “Bankruptcy Code”) by filing cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) and to seek approval of the Bankruptcy Court to consummate the transactions contemplated by this Agreement.

Now, Therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the foregoing and of the representations, warranties, covenants, agreements and conditions herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound hereby, agree as follows:

Article 1

Definitions

Section 1.01      Definitions.

(a)            The following terms, as used herein, have the following meanings:

“Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, another Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise. For the avoidance of doubt, ownership of more than fifty percent (50%) of the voting securities shall be deemed to be “control” for purposes of this definition.

“Alternative Transaction” means any reorganization, merger, transaction, consolidation, business combination, joint venture, partnership, sale of assets, financing (debt or equity), or restructuring or similar transaction of or by Seller involving any of the Purchased Assets; provided, however, that an Alternative Transaction shall not include (a) after the entry of the Bid Procedures Order, a sale for the Purchased Assets determined by the Debtors to be higher or otherwise better in accordance with the Bid Procedures (as defined in the Bid Procedures Order), or (b) pursuit of confirmation of a Chapter 11 plan of liquidation, confirmation of which plan shall take place solely following the Bankruptcy Court’s entry of the Sale Order, with the occurrence of any “effective date” or similar concept under such plan subject to the occurrence of the Closing Date.

“Auction” means any auction for the sale of Debtors’ assets conducted pursuant to the terms and conditions of the Bid Procedures and the Bid Procedures Order.

“Backup Bidder” has the meaning set forth in the Bid Procedures Order.

“Bankruptcy Rules” means the Federal Rules of Bankruptcy Procedure.

“Bid Procedures” means the bidding procedures for the solicitation and submission of bids for a sale, reorganization, or other disposition of the Debtors, any portion of, or all or substantially all of their assets approved by the Bankruptcy Court pursuant to the Bid Procedures Order.

“Bid Procedures Motion” means the motion seeking entry of the Bid Procedures Order and the Sale Order.

“Bid Procedures Order” means an order of the Bankruptcy Court in the form attached hereto as Exhibit H that, among other things, approves (a) the Bid Procedures, (b) bid protections granted to Buyer, including the Break-Up Fee and Expense Reimbursement and provides that such bid protections shall constitute allowed administrative expenses of Debtors’ estates under section 503(b) of the Bankruptcy Code, (c) the form and manner of notice of auction(s), sale transaction(s), and hearing(s), (d) the procedures for assumption and assignment of the Assumed Contracts, and (e) the date for auction(s), if necessary; with any material changes thereto in form and substance reasonably acceptable to Buyer.

“Brand” means the Joe’s Jeans brand.

“Break-Up Fee” means a cash amount equal to $1,397,189.70.

“Business” means all activities by Seller or any Affiliate of Seller associated with the ownership, licensing, and marketing of the Purchased Assets.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Buyer’s License” means the Joe’s Jeans Sportswear and Jeanswear License between Sequential Brands Group, Inc. and Centric West LLC (as successor to GBG USA Inc.), dated as of September 1, 2015, as amended.

“Causes of Action” means any Claim, action, suit, arbitration or proceeding by or before any Governmental Authority.

“Claim” means a “claim” as defined in Section 101 of the Bankruptcy Code.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality and Nondisclosure Agreement, dated April 29, 2021 by and between Blackstone Alternative Credit Advisors LP and the Company.

“Contract” means any contract, agreement, license, sublicense, sales order, purchase order, instrument or other commitment, that is binding on any Person under applicable Law.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“Cure Costs” means with respect to any Assumed Contract, the Liabilities that must be paid or otherwise satisfied to cure all monetary defaults under such Assumed Contract to the extent required by Section 365(b) of the Bankruptcy Code.

“Disclosure Schedules” means the Disclosure Schedules attached hereto, as may be supplemented and amended pursuant to Section 5.03.

“Encumbrance” means any mortgage, lien, pledge, security interest, charge, easement, covenant, right of way, claim, title defect, or other survey defect.

“Excluded Contract” means any Contract of Seller that is not an Assumed Contract.

“Expense Reimbursement” means an amount in cash equal to the lesser of (a) $200,000 and (b) all reasonable and documented out-of-pocket third-party expenses actually incurred by Buyer in connection with the negotiation of this Agreement and the transactions contemplated hereby.

“Final Order” means a judgment or Order of the Bankruptcy Court (or any other court of competent jurisdiction) entered by the clerk of the Bankruptcy Court (or such other court) on the docket in the Chapter 11 Cases (or the docket of such other court), which has not been modified, amended, reversed, vacated or stayed (other than such modifications or amendments that are consented in writing to by Buyer); provided that the possibility that a motion under Rule 60 of the Federal Rules of Civil Procedures, or any analogous rule under the Federal Rules of Bankruptcy Procedure, may be filed relating to such Order, shall not cause an Order not to be a Final Order.

“Governmental Authority” means any (a) multinational, federal, state, municipal, local or other governmental or public department, court, tribunal, bureau, agency or instrumentality of government, domestic or foreign, (b) any subdivision or authority of any of the foregoing or (c) any regulatory or administrative authority.

“Intellectual Property” means any and all intellectual property of every kind, whether protected or arising under the Laws of the United States or any other jurisdiction, including all intellectual or industrial property rights in any of the following: (a) the Trademarks, Domain Names and Copyrights, and all rights under Contracts relating to the foregoing and (b) all other intellectual property owned by Seller as of the Closing Date that is used or held for use by Seller exclusively in the conduct of the Business, including (i) any inventions (whether patentable or not and whether reduced to practice or not), (ii) patents, (iii) patent applications, and (iv) copies of all advertising, marketing, proof of sales, and creative and promotional material, in each case, to the extent the intellectual property described in this definition is exclusively related to the Business; provided, however, for the avoidance of doubt, that the intellectual property described in the foregoing clause (b) shall be limited to such intellectual property that is owned by Seller as of the Closing Date (all such intellectual property described in the foregoing clause (b), the “Other Intellectual Property”).

“Knowledge of Seller” means the actual knowledge of the individuals set forth on Schedule 1.01(a) hereto.

“Law” means any law, treaty, statute, statute, ordinance, code, decree, Order, rule or regulation of any Governmental Authority.

“Liability” means any and all debts, liabilities, commitments and obligations of any kind, whether fixed, contingent or absolute, matured or unmatured, liquidated or unliquidated, accrued or not accrued, asserted or not asserted, known or unknown, determined, determinable or otherwise, whenever or however arising (including, whether arising out of any Contract or tort based on negligence or strict liability) and whether or not the same would be required to be reflected in financial statements or disclosed in the notes thereto.

“Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that, individually or in the aggregate, (a) would be reasonably likely to prevent or materially delay or materially impair the ability of Seller to consummate the transactions contemplated by this Agreement, or (b) has had or would reasonably be expected to have a material adverse effect on the Purchased Assets, taken as a whole, excluding, however, for purposes of clause (b) only, any change, effect, event, circumstance, occurrence or state of facts that results from or arises out of: (i) the execution and delivery of this Agreement or the announcement thereof or the pendency or consummation of the transactions contemplated by this Agreement and the other Transaction Documents; (ii) general changes or developments in global or national political, economic, business, monetary, financial or capital or credit market conditions or trends; (iii) general political, economic, business, monetary, financial or capital or credit market conditions or trends (including interest rates); (iv) geopolitical conditions or any outbreak or escalation of hostilities, acts of terrorism or war, civil unrest, epidemic, pandemic, disease outbreak or other health crisis or public health event (including COVID-19), regional, national or international emergency, earthquakes, floods, hurricanes, tornadoes, wildfires, natural disasters or any other acts of God or similar force majeure events, or any escalation or worsening of the foregoing; (v) the failure of the financial or operating performance of Seller or its business to meet internal, Buyer or analyst or other external projections, forecasts or budgets for any period (it being understood that the underlying cause of such failure to meet such projections and forecasts may be taken into account in determining whether a Material Adverse Effect has occurred); (vi) any action taken or omitted to be taken after the date hereof by or at the written request of Buyer, or in compliance with the express covenants and agreements contained in this Agreement; (vii) changes in (or proposals to change) Laws or accounting regulations or principles; (viii) any existing event, occurrence or circumstance that relates to Buyer’s License and of which Buyer has knowledge as of the date hereof; or (ix) the Chapter 11 Cases, including the Auction and any announced liquidation of Seller or any of its assets; provided, that any change, effect, event, circumstance, occurrence or state of facts described in clauses (ii), (iii), (iv) and (vii) shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such change, effect, event, circumstance, occurrence or state of facts has a materially disproportionate effect on the Purchased Assets, taken as a whole, as compared to the effects on other participants in the same industry as Seller.

“Milestones” means the milestones set forth on Exhibit G.

“Order” means any award, writ, injunction, judgment, order, ruling, decision, subpoena, precept, directive, consent, approval, award, decree or similar determination or finding entered, issued, made or rendered by any Governmental Authority.

“Permitted Encumbrances” means the following Encumbrances: (a) Encumbrances for Taxes, assessments or other governmental charges or levies that are not yet due or payable or that are being contested in good faith by appropriate Causes of Action; (b) Encumbrances that will be released at the Closing with no Liability to Buyer or its Affiliates; (c) Encumbrances incurred by or at the written direction of Buyer at the Closing; and (d) outbound Intellectual Property licenses, covenants not to sue and similar rights that are subject to Section 365(n) of the Bankruptcy Code or other outbound non-exclusive licenses to Intellectual Property entered into in the ordinary course of business that are Assumed Contracts hereunder.

“Person” means any individual, corporation (including any non-profit corporation), partnership, limited liability company, joint venture, unincorporated organization, estate, trust, association, organization or other legal entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or Governmental Authority.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such taxable period ending on and including the Closing Date.

“Sale Order” means an Order by the Bankruptcy Court, in form and substance reasonably acceptable to Buyer and Seller, among other things, (a) approving this Agreement, (b) authorizing the sale of the Purchased Assets to Buyer pursuant to section 363 of the Bankruptcy Code, pursuant to the terms and conditions set forth herein, free and clear of any Encumbrances (other than Permitted Encumbrances), (c) authorizing the assumption and assignment to Buyer of the Assumed Contracts and the Assumed Liabilities pursuant to section 365 of the Bankruptcy Code and (d) authorizing the other transactions contemplated by this Agreement.

“Successful Bidder” has the meaning set forth in the Bid Procedures Order.

“Tax” means (a) all federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, special assessment, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding tax, or any other taxes, fees, assessments or charges of any kind whatsoever including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (b) any Liability for payment of amounts described in clause (a), whether as a result of transferee Liability, of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law; and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax indemnity, tax receivable or tax allocation agreement or express or implied obligation (other than any such agreement or obligation entered into in the ordinary course of business that is not primarily related to Taxes).

“Tax Return” means any report, return, election, extension or similar document (including schedules or any related or supporting information) filed or required to be filed with respect to Taxes with any Governmental Authority or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws or administrative requirements relating to any Tax, including any information return, claim for refund, amended return or declaration of estimated Taxes.

“Transaction Document” means this Agreement, Assignment Agreements, Bills of Sale, Assignment of Trademarks, Assignment of Copyrights, Assignment of Domain Names and any other agreements, instruments or documents entered into pursuant to, or as contemplated by, this Agreement.

“Transfer Taxes” means any sales, use, property transfer or gains, documentary, stamp, registration, intangible, conveyance, recording or similar Tax (including, for certainty, goods and services tax and harmonized sales tax) and any recording costs or fees, however styled or designated, or other amounts in the nature of transfer Taxes payable in connection with the sale or transfer of the Purchased Assets, including the filing costs, attorneys’ fees, and processing fees associated with the transfer and recordation of the Purchased Intellectual Property.

(b)            Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
A/R Shortfall Amount	Section 7.06(a)
Agreement Allocation Schedule	Preamble Section 2.08
Assignment of Trademarks	Section 2.10(a)(iv)
Assignment of Copyrights	Section 2.10(a)(iv)
Assignment of Domain Names	Section 2.10(a)(iv)
Assumed Contracts	Section 2.01(b)
Assumed Liabilities	Section 2.02
Assignment and Assumption Agreements	Section 2.10(a)(ii)
Assignment of Other Intellectual Property	Section 2.10(a)(iv)
Bankruptcy and Equity Exception	Section 3.03
Bankruptcy Code	Recitals
Bankruptcy Court	Recitals
Bankruptcy Period	Section 11.05
Bills of Sale	Section 2.10(a)(iii)
Buyer	Preamble
Calculation Period	Section 2.07(a)
Calculation Period 1	Section 2.07(a)
Calculation Period 2	Section 2.07(a)
Calculation Period 3	Section 2.07(a)
Calculation Period 4	Section 2.07(a)
Calculation Period 5	Section 2.07(a)
Cash Consideration	Section 2.06
Chapter 11 Cases	Recitals
Closing	Section 2.10
Company	Preamble
Copyrights	Section 2.01(d)
Debtors	Preamble
Domain Names	Section 2.01(c)
Earn-Out Payment	Section 2.07(b)
End Date	Section 10.01(b)
Excluded Liabilities	Section 2.03
Excluded Records	Section 2.01(f)
Good Faith Deposit	Section 2.09(a)
Independent Accounting Firm	Section 2.07(c)
Minimum Annual Payment	Section 2.07(a)
Net Wholesale Sales	Section 2.07(a)
Net Wholesale Sales Calculation	Section 2.07(c)
Party or Parties	Preamble
Petition Date	Section 7.08(a)
Pre-Closing A/R Payment	Section 7.06(a)
Pre-Closing A/R Threshold	Section 7.06(a)
Purchased Assets Purchased Intellectual Property	Section 2.01 Section 3.08(a)
Purchase Price	Section 2.06
Seller Straddle Period	Preamble Section 7.04(a)(i)
Surviving Post-Closing Covenants	Section 9.01
Trademarks	Section 2.01(a)

Section 1.02      Construction. In construing this Agreement, including the Exhibits and Schedules hereto, the following principles shall be followed: (a) the terms “herein,” “hereof,” “hereby,” “hereunder” and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed unless otherwise specified; (b) except as otherwise set forth herein, references to Articles, Sections, Schedules and Exhibits refer to the Articles, Sections, Schedules and Exhibits of this Agreement, which are incorporated in and made a part of this Agreement; (c) a reference to any Person shall include such Person’s successors and assigns; (d) the word “includes” and “including” and their syntactical variants mean “includes, but is not limited to” and “including, without limitation,” and corresponding syntactical variant expressions; (e) a defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined, including in any Schedule; (f) the word “dollar” and the symbol “$” refer to the lawful currency of the United States of America; (g) unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa, (h) the words “to the extent” shall mean “the degree by which” and not “if”; (i) the word “will” will be construed to have the same meaning and effect as the word “shall,” and the words “shall,” “will,” or “agree(s)” are mandatory, and “may” is permissive, (j) where a word is defined herein, references to the singular will include references to the plural and vice versa, (k) all references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless Business Days are expressly specified, (l) any reference to any agreement or Contract will be a reference to such agreement or Contract, as amended, modified, supplemented or waived; (m) any reference to any particular Code section or any Law will be interpreted to include any amendment to, revision of or successor to that section or Law regardless of how it is numbered or classified; provided that, for the purposes of the representations and warranties set forth herein, with respect to any violation of or non-compliance with, or alleged violation of or non-compliance, with any Code section or Law, the reference to such Code section or Law means such Code section or Law as in effect at the time of such violation or non-compliance or alleged violation or non-compliance; (n) references to “written” or “in writing” include in electronic form; (o) the headings contained in this Agreement and the other Transaction Documents are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and the other Transaction Documents; (p) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; and (q) the word “or” shall not be exclusive.

Article 2

Purchase And Sale

Section 2.01      Purchase and Sale. Subject to the entry of the Bid Procedures Order and the Sale Order and upon the terms and subject to the conditions of this Agreement and the Sale Order, on the Closing Date, Seller shall sell, transfer, assign, convey and deliver, or cause to be sold, transferred, assigned, conveyed and delivered, to Buyer, and Buyer shall purchase, acquire and accept from Seller, free and clear of all Encumbrances (other than Permitted Encumbrances), all of Seller’s right, title and interest in the following assets, properties, interests and rights (collectively, the “Purchased Assets”), other than, for the avoidance of doubt, the Excluded Assets, which, notwithstanding the foregoing provisions of this Section 2.01 to the contrary, will remain, as applicable, the assets, properties, interests and rights of Seller:

(a)            all trademarks and service marks owned by Seller and all registrations, renewals and applications therefor as set forth on Schedule 2.01(a) and, in each case, all worldwide rights, title and interest associated with the foregoing, together with the goodwill associated with any of the foregoing, in each case, that are exclusively associated with the Brand (collectively, the “Trademarks”);

(b)            all Contracts set forth on Schedule 2.05(b) (as described below), under the heading “Assumed Contracts” (collectively, the “Assumed Contracts”);

(c)            the domain names, websites, and social media handles owned by Seller that are utilized in connection with the Business, including related passwords (collectively, the “Domain Names”), as set forth on Schedule 2.01(c);

(d)            all copyrights (registered or unregistered), designs, patterns, sketches, works of authorship, creations or drawings owned by Seller and relating to products developed, manufactured, marketed or sold by Seller exclusively in connection with the Trademarks or the Business, including the applications and registrations thereof set forth on Schedule 2.01(d) (collectively, the “Copyrights”);

(e)            all Other Intellectual Property;

(f)             subject to the first proviso in this Section 2.01(f), Seller’s books and records, to the extent exclusively related to the Business, including all corporate records, executed copies of the Assumed Contracts, all technical information and data, databases, computer files, schematics, all filings made with or records required to be kept by any Governmental Authority, all research and development reports, all financial and accounting records, all creative, promotional or advertising materials, and any other ledgers, files, documents, correspondence and business records relating to the foregoing; provided, however, in no event shall any books and records of any kind or medium, communications, corporate records, minute books, emails, correspondence or any other transmission, records or materials that, in each case, are related to the sale of the Business or the Purchased Assets by Seller, including, without limitation, the transactions contemplated by this Agreement, the negotiation thereof and hereof and the consummation of the transactions contemplated hereby, constitute Purchased Assets and shall instead constitute “Excluded Assets” (as defined below) (such excluded records, the “Excluded Records”); provided, further, that Seller shall be entitled to retain a copy of such books and records described in this Section 2.01(f) that constitute Purchased Assets for recordkeeping purposes, which such copies shall be retained in accordance with the terms of the Confidentiality Agreement;

(g)           all claims (including counterclaims), rights, causes of action, privileges, demands, indemnification rights against, and defense of Seller, in each case, solely to the extent arising (in whole or in part, but if in part, only to the extent of such part) after the Closing and exclusively related to Buyer’s ownership, licensing, and marketing of the Purchased Assets following the Closing;

(h)           all associated income, royalties, damages, and payments due from or payable by any third party, in each case, solely to the extent arising (in whole or in part, but if in part, only to the extent of such part) after the Closing and exclusively related to Buyer’s ownership, licensing, and marketing of the Purchased Assets, including under the Assumed Contracts, following the Closing; and

(i)            all accounts receivable and other receivables arising under or pursuant to any Assumed Contract solely to the extent arising (in whole or in part, but if in part, only to the extent of such part) after the Closing and exclusively related to Buyer’s ownership, licensing, and marketing of the Purchased Assets following the Closing, it being understood and agreed that none of Seller’s right to, interest in or entitlement to any fees, payments or any other amounts payable to Seller by Buyer in its capacity as a licensee under Buyer’s License that relate to the provision of any license thereunder prior to the Closing and that remain unpaid as of the Closing shall be included in Purchased Assets or be offset or credited by Buyer against any amounts payable under Buyer’s License following the Closing.

Section 2.02      Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the time of the Closing, to assume the following Liabilities of Seller (the “Assumed Liabilities”):

(a)            all Liabilities of Seller relating to or arising out of the Assumed Contracts solely to the extent arising (in whole or in part, but if in part, only to the extent of such part) after the Closing;

(b)            all Cure Costs related to the Assumed Contracts;

(c)            all Liabilities relating to or arising out of the Purchased Assets solely to the extent arising (in whole or in part, but if in part, only to the extent of such part) after the Closing; and

(d)            any and all Liabilities for Transfer Taxes, if any.

For the avoidance of doubt, the fact that a Liability may be excluded under one clause of this Section 2.02 does not imply that it is not intended to be included under another clause.

Section 2.03      Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, Buyer shall not assume or be liable for hereunder any Liabilities of Seller other than the Assumed Liabilities, and Seller shall retain and be responsible for all other Liabilities of Seller (other than the Assumed Liabilities), including the following (collectively, the “Excluded Liabilities”):

(a)            any and all Liabilities for Taxes (other than Transfer Taxes) (i) of or imposed on Seller (or any member or Affiliate of Seller) or (ii) related or attributable to (but solely to the extent related or attributable to) the Purchased Assets or the Business for any Pre-Closing Tax Period (including any Taxes with respect to a Straddle Period allocated to Seller pursuant to Section 7.04(a));

(b)            any indebtedness for borrowed money, bank loans or facilities or any other debt instruments of Seller, other than accounts payable or accrued expenses of Seller with respect to the Business incurred or accrued in the ordinary course of business;

(c)            all Liabilities related to any Action to the extent relating to the ownership or operation of the Purchased Assets or the Business prior to the Closing Date;

(d)            all Liabilities under the Assumed Contracts arising prior to the Closing Date to the extent relating to the period prior to the Closing Date;

(e)            all Liabilities arising under or relating to any Excluded Asset;

(f)            any brokerage, commission, finders or similar fees, which is payable in connection with the transactions contemplated by this Agreement or otherwise, pursuant to any arrangement entered into by Seller or any Affiliate thereof; and

(g)            all Liabilities relating to any employee or consultant of Seller or any of its Affiliates, whether arising before, on or following the Closing Date.

Section 2.04      Excluded Assets. Notwithstanding anything contained in Section 2.01 to the contrary, Seller is not selling, and Buyer is not purchasing, any assets other than those specifically listed or described in Section 2.01 (including the Excluded Contracts and the Excluded Records, such assets that are not Purchased Assets, the “Excluded Assets”). For the avoidance of doubt, all Intellectual Property of Seller that is not Purchased Intellectual Property is excluded from Purchased Assets.

Section 2.05      Assignment of Contracts and Rights.

(a)            Schedule 2.05(a) sets forth a list of all Assumed Contracts to which Seller is party and that Buyer intends to have Seller assume and assign to Buyer on the Closing Date, together with the applicable Cure Costs, if any, for each such Assumed Contract as reasonably estimated in good faith by Seller. At any time prior to the date that is twenty-one (21) days prior to the Closing Date, Buyer may, by written notice to the Company, designate in writing any Contract related to the Business not designated as an Assumed Contract and, upon such designation, such Assumed Contract will constitute a Purchased Asset and will be conveyed to Buyer under, and in accordance with the terms of, this Agreement at Closing (and, if applicable, will cease to constitute an Excluded Asset). All Contracts of Seller which do not constitute Assumed Contracts or which otherwise cannot be assumed and assigned to Buyer shall not be considered Purchased Assets and shall automatically be deemed Excluded Contracts.

(b)            Seller shall use its reasonable best efforts to assign, or cause to be assigned, the Assumed Contracts to Buyer so long as Buyer pays all Cure Costs associated with the assumption and assignment of such Assumed Contracts. If Buyer does not pay all Cure Costs associated with the assignment and assumption of an Assumed Contract, it shall become an Excluded Contract. Notwithstanding anything to the contrary herein, Seller shall not be obligated to assume and assign any such Contract pursuant to this Section 2.05 with respect to which Buyer fails to pay any Cure Costs or to satisfy the Bankruptcy Court as to adequate assurance of future performance.

(c)            Except as to Assumed Contracts assigned pursuant to Section 365 of the Bankruptcy Code, this Agreement shall not constitute an agreement to assign any Purchased Asset or any right thereunder if an attempted assignment, without the consent of a third party or Governmental Authority (each, a “Transfer Consent”), would constitute a breach or in any way adversely affect the rights of Buyer or Seller thereunder. If such Transfer Consent is not obtained or such assignment is not attainable pursuant to Section 365 of the Bankruptcy Code, to the extent permitted and subject to any approval of the Bankruptcy Court that may be required, Seller and Buyer will reasonably cooperate in a mutually agreeable arrangement (at Buyer’s sole cost and expense) under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement.

(d)            At Closing, (i) Seller shall, pursuant to the Sale Order and the Assignment and Assumption Agreement, assume and assign, or cause to be assigned, to Buyer each of the Assumed Contracts that is capable of being assumed and assigned and the consideration for which is included in the Purchase Price, (ii) Buyer shall pay promptly all Cure Costs in connection with such assumption and assignment, and (iii) Buyer shall assume and perform and discharge the Assumed Liabilities under the Assumed Contracts, pursuant to the Sale Order and the Assignment and Assumption Agreement.

(e)            To the extent that Buyer makes a valid designation with respect to any Contract pursuant to Section 2.05(a), the applicable exhibits and schedules to this Agreement will be deemed to have automatically been updated (without action of any Party or Person) to reflect such designation. If Buyer exercises its rights in clause (a) above to designate a Contract as an Assumed Contract or an Excluded Contract, as applicable, then the Parties acknowledge and agree that there will be no reduction in, or increase to, the Purchase Price as a result of such designation or change in designation; provided, however, that such designation may increase or decrease (as applicable) the extent of the Assumed Liabilities, Purchased Assets and/or Excluded Contracts.

Section 2.06      Purchase Price. On the terms and subject to the conditions contained herein, including the terms of Section 7.06(a), the purchase price (the “Purchase Price”) for the Purchased Assets shall consist of (a) cash equal to $38,250,000 (the “Cash Consideration”) plus the Earn-Out Payments and (b) the assumption of the Assumed Liabilities.

Section 2.07      Earn-Out.

(a)            The following terms shall have the following meanings:

(i)             “Calculation Period” means each of Calculation Period 1, Calculation Period 2, Calculation Period 3, Calculation Period 4, and Calculation Period 5, as applicable.

(ii)            “Calculation Period 1” means the 12-month period beginning on the Closing Date and ending on the first anniversary of the Closing Date.

(iii)            “Calculation Period 2” means the 12-month period beginning on the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date.

(iv)            “Calculation Period 3” means the 12-month period beginning on the second anniversary of the Closing Date and ending on the third anniversary of the Closing Date.

(v)             “Calculation Period 4” means the 12-month period beginning on the third anniversary of the Closing Date and ending on the fourth anniversary of the Closing Date.

(vi)            “Calculation Period 5” means the 12-month period beginning on the fourth anniversary of the Closing Date and ending on the fifth anniversary of the Closing Date.

(vii)            “Minimum Annual Payment” means an amount in cash equal to $750,000 per each Calculation Period.

(viii)       “Net Wholesale Sales” has the meaning given to such term in Buyer’s License.

(b)            Earn-Out Payments. For each Calculation Period, Seller shall be entitled to receive, and Buyer shall pay, or cause to be paid, to Seller, an amount equal to the greater of (A) the Minimum Annual Payment for such Calculation Period, and (B) an amount equal to 1% of the amount of the Net Wholesale Sales made during the applicable Calculation Period (each an “Earn-Out Payment” and collectively, the “Earn-Out Payments”), it being understood and agreed that the Minimum Annual Payment for each Calculation Period is a guaranteed payment regardless of the amount of the Net Wholesale Sales in any applicable Calculation Period and in no event shall the Earn-Out Payments for any Calculation Period be less than the Minimum Annual Payment. Buyer shall pay, or cause to be paid, to Seller, each Earn-Out Payment for each Calculation Period by wire transfer of immediately available funds no later than ten (10) Business Days following the final determination of the amount of Net Wholesale Sales in such applicable Calculation Period pursuant to Section 2.07(c)(ii) but in any event no later than within ninety (90) days from the end of such applicable Calculation Period.

(c)            Review and Dispute Procedures.

(i)            Within thirty (30) days following the end of each Calculation Period, Buyer shall submit to Seller in writing the proposed calculation of the Net Wholesale Sales for such Calculation Period (the “Net Wholesale Sales Calculation”), together with supporting documentation reasonably necessary for Seller review of such proposed Net Wholesale Sales Calculation.

(ii)            Seller shall have 10 days following delivery by Buyer of the proposed Net Wholesale Sales Calculation to notify Buyer of any disagreement with such proposed Net Wholesale Sales Calculation, which notice shall set forth in reasonable detail the basis for such dispute. If Seller does not notify Buyer of any such disagreement within such 10-day period, the Net Wholesale Sales Calculation provided by Buyer shall be deemed to be final and binding on Buyer and Seller. If Seller does notify Buyer of any such disagreement within such 10-day period, Buyer and Seller shall cooperate in good faith to resolve such dispute as promptly as practicable, and upon such resolution, the Net Wholesale Sales for the applicable Calculation Period shall be determined in accordance with the mutual written agreement of Buyer and Seller. If Buyer and Seller are unable to resolve any dispute regarding such Net Wholesale Sales Calculation within 15 days (or such longer period as Buyer and Seller shall mutually agree in writing) of receipt of a notice of a dispute, the dispute shall be resolved by an independent public accounting firm as agreed in writing by Seller and Buyer (the “Independent Accounting Firm”). Such resolution shall be final and binding on Buyer and Seller. The Independent Accounting Firm shall use commercially reasonable efforts to complete its work within 30 days of its engagement. The fees, costs and expenses of the Independent Accounting Firm (A) shall be borne by Seller in the proportion that the aggregate dollar amount of all such disputed items so submitted that are unsuccessfully disputed by Seller (as finally determined by the Independent Accounting Firm) bears to the aggregate dollar amount of such items so submitted and (B) shall be borne by Buyer in the proportion that the aggregate dollar amount of such disputed items so submitted that are successfully disputed by Seller (as finally determined by the Independent Accounting Firm) bears to the aggregate dollar amount of all such items so submitted.

(d)            Operating Procedures of Buyer. During each Calculation Period, (i) in no event shall Buyer take any action with the intent or purpose of avoiding the obligation to make any Earn-Out Payment, and (ii) Buyer shall, and shall cause its subsidiaries and Affiliates, as applicable, to maintain books and records that are adequate in all material respects to permit the calculation and independent verification of the Net Wholesale Sales for each Calculation Period on a standalone basis.

Section 2.08      Purchase Price Allocation. No later than thirty (30) days prior to the Closing Date, Buyer shall deliver to Seller a schedule allocating the Purchase Price (and any adjustments thereto as determined for U.S. federal income tax purposes) among the Purchased Assets and Assumed Liabilities (the “Allocation Schedule”). The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code. The Allocation Schedule shall be deemed final unless Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Allocation Schedule within fifteen (15) Business Days after delivery of the Allocation Schedule to Seller. In the event of any such objection, Buyer and Seller shall negotiate in good faith to resolve such dispute. If Buyer and Seller reach an agreement regarding the Allocation Schedule, the Parties shall file all Tax Returns, including Form 8594 (Asset Acquisition Statement under Code Section 1060), in a manner consistent with the Allocation Schedule and shall not take any position inconsistent therewith upon examination of any Tax Return, in any Tax refund claim, in any Action related to Taxes, or otherwise unless otherwise required by applicable Law. If Buyer and Seller are unable to reach a timely resolution of any dispute regarding the Allocation Schedule, each of the Parties shall be entitled to adopt its own position regarding the Allocation Schedule and to report the federal, state and local income and other Tax consequences of the purchase and sale contemplated hereby in a manner consistent with its own position regarding the Allocation Schedule.

Section 2.09      Good Faith Deposit.

(a)            No later than one (1) Business Day following the date of this Agreement, Buyer shall deposit (or cause to be deposited) in a trust account maintained on behalf of Seller (and to be designated by Seller prior to the date hereof) cash in the amount of $4,095,358.20 (the “Good Faith Deposit”) to be held in escrow in accordance with the terms of this Agreement and to be released as provided in Section 2.09(b).

(b)           If the Closing occurs, the Good Faith Deposit (and any interest accrued thereon) shall be transferred to and retained by Seller at the Closing as a credit against the Cash Consideration. If this Agreement is terminated in accordance with the terms hereof, the Good Faith Deposit (together with any interest accrued thereon) shall be treated in the manner set forth in Section 10.02(b).

Section 2.10      Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place remotely by conference call and by exchange of signature pages by email or fax as soon as possible following entry of the Sale Order, but in no event later than three (3) Business Days, after satisfaction of the conditions set forth in Article 8, or at such other time or place as Buyer and the Company may agree in writing. At the Closing:

(a)            Buyer shall deliver to Seller:

(i)             the Cash Consideration (less the Good Faith Deposit as set forth in Section 2.09(b) and the amounts pursuant to Section 7.06(a)) by wire transfer of immediately available funds, to the bank account(s) designated in writing by the Company at least three days prior to the Closing Date;

(ii)            one or more assignment and assumption agreements, in the form attached hereto as Exhibit A (the “Assignment and Assumption Agreements”), duly executed by Buyer;

(iii)           a Bill of Sale, in the form attached hereto as Exhibit B (the “Bill of Sale”), duly executed by Buyer;

(iv)           instruments of assignment of Trademarks (the “Assignment of Trademarks”), Copyrights (the “Assignment of Copyrights”), Domain Names (the “Assignment of Domain Names”), and Other Intellectual Property (the “Assignment of Other Intellectual Property”) that are included in the Purchased Assets, if any, duly executed by Seller in a form appropriate for recordation with the appropriate Governmental Authorities in the form of Exhibits C, D, E and F, respectively, in each case duly executed by Buyer;

(v)            each other Transaction Document to which Buyer is a party, duly executed by Buyer; and

(vi)            such other assignments and other good and sufficient instruments of assumption and transfer, in form satisfactory to Buyer and Seller, as Seller may reasonably request to transfer and assign the Purchased Assets and Assumed Liabilities to Buyer.

(b)           Seller shall deliver to Buyer:

(i)             the Assignment and Assumption Agreements, duly executed by Seller;

(ii)            the Bill of Sale, duly executed by Seller;

(iii)           Assignment of Trademarks, Assignment of Copyrights and Assignment of Domain Names, in each case duly executed by Seller;

(iv)           each other Transaction Document to which Seller is a party, duly executed by each applicable Seller;

(v)            certificate of non-foreign status executed by Seller (or, if applicable, a direct or indirect owner of a Seller) for U.S. federal income tax purposes, prepared in accordance with Treasury Regulation Section 1.1445-2(b) and a properly executed IRS Form W-9;

(vi)           a list of all usernames, passwords and other relevant login information needed to access all Domain Names; and

(vii)            such other deeds, bills of sale, assignments and other good and sufficient instruments of conveyance and assignment, in form satisfactory to Buyer and Seller, as Buyer may reasonably request to vest in Buyer all right, title and interest in, to and under the Purchased Assets.

Article 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller hereby represents and warrants to Buyer as of the date of this Agreement and the Closing Date as follows:

Section 3.01      Organization and Qualification. Seller has been duly organized and is validly existing and in good standing (where applicable) under the Laws of its jurisdiction of incorporation, with the requisite power and authority to own its properties and conduct its business as currently conducted, except for any failure to be in good standing as would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.02      Corporate Authorization. Subject to entry of the Sale Order, the execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated hereby have been, or prior to the Closing will be, duly authorized by all necessary corporate or other action on the part of Seller. Subject to entry of the Sale Order, Seller has all necessary power and authority to execute and deliver this Agreement and each agreement, certificate, document and instrument to be executed and delivered by it pursuant to this Agreement, as applicable, and to consummate the transactions contemplated hereby and thereby and to performs its obligations hereunder and thereunder.

Section 3.03      Execution and Delivery; Enforceability. This Agreement has been duly and validly executed and delivered by Seller and, subject to the Bankruptcy Court’s entry of the Bid Procedures Order and the Sale Order and subject to the effect of any Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in any Causes of Action in equity or at Law) (the “Bankruptcy and Equity Exception”) will constitute the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

Section 3.04      Consents and Approvals. No consent, approval, authorization or Order of or with any third party, or Governmental Authority having jurisdiction over Seller or any of its properties is required for the execution and delivery by Seller of this Agreement and performance of and compliance by Seller with all of the provisions hereof and the consummation of the transactions contemplated herein, except (a) for any Transfer Consents, the failure of which to obtain would not, individually or in the aggregate, be material to the Business or the Purchased Assets, taken as a whole, (b) as set forth on Schedule 3.04, (c) the entry of the Sale Order and the expiration, or waiver by the Bankruptcy Court, of the fourteen (14) day period set forth in Rules 6004(h) and 3020(e) of the Federal Rules of Bankruptcy Procedure, as applicable, (d) for notices, filings and consents required in connection with the Chapter 11 Cases; and (e) for such consents, approvals, authorizations and Orders, the failure of which to provide, make or obtain, would not, individually or in the aggregate, be material to the Business or the Purchased Assets, taken as a whole.

Section 3.05      No Conflicts. The execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by Seller of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any of the organizational documents of Seller; (b) conflict with or violate any Law applicable to Seller; (c) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which Seller is a party; or (d) subject to entry of the Sale Order, require any consent or approval of, registration or filing with, or notice to any Governmental Authority, except, in the causes of clauses (b)-(d), as would not, individually or in the aggregate, be material to the Business or the Purchased Assets, taken as a whole, or to Seller.

Section 3.06      Litigation. Except as set forth on Schedule 3.06, as of the date hereof, there are no Causes of Action to which Seller is a party pending, or, to the Knowledge of Seller, threatened (a) to restrain or prevent the transactions contemplated by this Agreement, or (b) otherwise affecting the Purchased Assets, except as would not be material to the Business, taken as a whole. Except as set forth on Schedule 3.06, Seller is not a party to any outstanding Order relating to the Business.

Section 3.07      Title to the Purchased Assets. Upon delivery to Buyer on the Closing Date of the instruments of transfer contemplated by Section 2.10, and subject to the terms of the Sale Order, Seller will thereby transfer to Buyer, all of Seller’s right, title and interest in and to the Purchased Assets free and clear of all Encumbrances (other than Permitted Encumbrances).

Section 3.08      Intellectual Property.

(a)            Seller exclusively owns all right, title and interest in and to the Intellectual Property that constitute Purchased Assets (the “Purchased Intellectual Property”). Seller is listed in the applicable records of the appropriate federal, state, or foreign agency or registry as the sole owner of record for any registered Purchased Intellectual Property. The Purchased Intellectual Property constitutes all of the Intellectual Property owned by Seller and its Affiliates that is exclusively used in the Business.

(b)           Trademarks:

(i)            Schedule 2.01(a) contains a complete and accurate list of all registered and applied for Trademarks, including for each the applicable trademark or service mark, application number, filing date, trademark registration number and registration date, as applicable, owned by Seller and its Affiliates that is exclusively used in the Business.

(ii)            To the Knowledge of Seller all of the registered Trademarks are subsisting and in full force and effect. All necessary maintenance and renewal documentation and fees in connection with the registered Trademarks have been timely filed with the appropriate authorities and paid except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iii)            There are no pending or, to the Knowledge of Seller, threatened oppositions, invalidation or cancellation proceedings or Causes of Action involving the Trademarks.

(c)           Copyrights:

(i)            Schedule 2.01(d) contains a complete and accurate list of all registered and applied for Copyrights owned by Seller, including title, registration number and registration date.

(ii)           To the Knowledge of Seller, all of such registered Copyrights are in full force and effect.

(iii)          To the Knowledge of Seller, there are no pending or, to the Knowledge of Seller, threatened oppositions, invalidation or cancellation proceedings or Causes of Action involving the Copyrights.

(d)          To the Knowledge of Seller, all registered or issued Purchased Intellectual Property is valid and enforceable, and all the filing, examination, issuance, post-registration, maintenance, renewal, and other fees that have become due prior to the Closing Date have been paid, in each case except as would not be material to the Business, taken as a whole.

(e)            To the Knowledge of Seller, no third party is infringing, misappropriating, or otherwise violating any Purchased Intellectual Property.

(f)            There is no pending dispute, including any pending claim or, to the Knowledge of Seller, threatened claim, with respect to the Purchased Intellectual Property challenging the ownership, use, validity or enforceability of any such Intellectual Property.

(g)            Schedule 3.08(g) contains a listing of all Contracts to which Seller is a party and pursuant to which any third party is granted a right to use any Purchased Intellectual Property, other than non-exclusive licenses entered into by Seller in the ordinary course of business. Schedule 3.08(g) also contains a listing of all executory Contracts to which Seller is a party covering the settlement of any claims related to the Purchased Intellectual Property (such as a co-existence agreement). To the Knowledge of Seller, the Contracts listed on Schedule 3.08(g) remain valid and binding on Seller and, to the Knowledge of Seller, the other parties thereto and/or any successor or assignees. Except in connection with the Chapter 11 Cases, there is no pending dispute, including any claim or, to the Knowledge of Seller, threatened claim indicating that Seller or any other party thereto is in material breach or default of any terms or conditions of such Contracts which would be reasonably likely to result in material Liability.

Section 3.09      Taxes.

(a)            Seller has timely filed all income or other material Tax Returns required to be filed with the appropriate Governmental Authorities, and all such Tax Returns are true, correct and complete in all material respects. All income and other material Taxes due and payable by Seller with respect to the Business whether or not shown to be payable on such Tax Returns, have been timely paid. No claim has been made in writing within the last three (3) taxable years by a Governmental Authority in a jurisdiction where Seller does not file Tax Returns that Seller or the Business is or may be subject to taxation by that jurisdiction.

(b)            There are no Encumbrances on any of the Purchased Assets that arose in connection with any failure (or alleged failure) of Seller to pay any Tax, other than Encumbrances for Taxes not yet due and payable.

Section 3.10      Assumed Contracts. Schedule 2.05(a) sets forth a complete list, as of the date hereof, of each Assumed Contract and the Cure Costs with respect thereto. Except as set forth on Schedule 3.10, Seller has not assigned, delegated or otherwise transferred to any third party any of its rights or obligations with respect to any such Contract. Each Assumed Contract is in full force and effect and is a valid and binding obligation of Seller in accordance with its terms and conditions, in each case except as such enforceability may be limited by the Bankruptcy and Equity Exception. Upon entry of the Sale Order and Buyer’s payment of the Cure Costs, (a) Seller will not be in breach or default of its obligations under any Assumed Contract, (b) no condition exists that (either with or without notice or lapse of time or both) would constitute a default by Seller under any Assumed Contract and (c) to the Knowledge of Seller, no other party to any Assumed Contract is in breach or default thereunder. The Cure Cost amounts calculated by Seller with respect to each of the Assumed Contract and set forth on Schedule 2.05(a) are, to the Knowledge of Seller, true and correct.

Section 3.11      No Other Representations or Warranties. Buyer acknowledges that, except for the representations and warranties expressly set forth in this Article 3, neither Seller nor any other Person or representative acting on behalf of Seller or otherwise makes any express or implied representation or warranty with respect to Seller or with respect to any information provided by or on behalf of Seller to Buyer.

Article 4

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as of the date of this Agreement as follows:

Section 4.01      Corporate Existence and Power. Buyer is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Delaware and has all power and authority to carry on its business as presently conducted.

Section 4.02      Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and all other Transaction Documents to which Buyer is or will be a party and the consummation of the transactions contemplated hereby and thereby are within the corporate powers of Buyer and have been duly authorized by all necessary corporate action on the part of Buyer.

Section 4.03      Execution and Delivery; Enforceability. This Agreement and all other Transaction Documents to which Buyer is or will be a party have been duly and validly executed and delivered by Buyer, and constitute the valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms subject to the Bankruptcy and Equity Exception.

Section 4.04      No Conflicts. The execution, delivery and performance by Buyer of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation by Buyer of the transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any of the organizational documents of Buyer; (b) conflict with or violate any Law applicable to Buyer; (c) except as set forth on Schedule 4.04, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under or require any consent of any Person pursuant to, any note, bond, mortgage, indenture, agreement, lease, license, permit, franchise, instrument, obligation or other contract to which Buyer is a party; or (d) require any consent or approval of, registration or filing with, or notice to any Governmental Authority, except for such consents or approvals that would not, individually or in the aggregate, reasonably be expected to have a materially adverse effect on Buyer’s ability to consummate the transactions contemplated by this Agreement.

Section 4.05      Availability of Funds; Solvency. Buyer has and will have through the Closing unrestricted cash in immediately available funds sufficient to pay all of the Cash Consideration and any other costs, fees and expenses which may be required to be paid by or on behalf of Buyer under this Agreement and the other Transaction Documents. Notwithstanding anything to the contrary contained herein, Buyer acknowledges and agrees that its obligations to consummate the transactions contemplated hereby are not contingent upon its ability to obtain any third party financing. As of the Closing and immediately after consummating the transactions contemplated by this Agreement and the other transactions contemplated by the Transaction Documents, Buyer and its subsidiaries (taken as a whole) will not, (a) be insolvent (either because their financial condition is such that the sum of their debts is greater than the fair value of their assets or because the present fair value of their assets will be less than the amount required to pay their Liability (calculated as the amount that would reasonably be expected to become an actual and matured Liability) on their debts as they become absolute and matured); (b) have unreasonably small capital with which to engage in their respective businesses; or (c) have incurred or plan to incur debts beyond their ability to repay such debts as they become absolute and matured.

Section 4.06      Litigation. There are no Actions to which Buyer is a party pending, or, to the knowledge of Buyer, threatened (a) to restrain or prevent the transactions contemplated by this Agreement or any other Transaction Documents, or (b) that would affect in any material respect Buyer’s ability to perform its obligations under this Agreement or any other Transaction Documents or to consummate the transactions contemplated hereby or thereby.

Section 4.07      Buyer’s Knowledge. As of the date hereof, Buyer is not aware of (a) any default or breach by Seller under or related to Buyer’s License, or (b) any infringement, misappropriation or other violation by any third party related to, or arising from, Buyer’s License.

Section 4.08      Brokers. No broker, finder or agent will have any claim against Seller for any fees or commissions in connection with the transactions contemplated by this Agreement or any other Transaction Document based on arrangements made by or on behalf of Buyer.

Section 4.09      Condition of Purchased Assets; Representations. BUYER HAS CONDUCTED ITS OWN INDEPENDENT REVIEW AND ANALYSIS OF SELLER AND THE BUSINESS, INCLUDING THE OPERATIONS, ASSETS, LIABILITIES, RESULTS OF OPERATIONS, FINANCIAL CONDITION, SOFTWARE, TECHNOLOGY AND PROSPECTS OF SELLER AND ITS BUSINESS, AND ACKNOWLEDGES THAT IT HAS BEEN PROVIDED ACCESS TO THE PERSONNEL, PROPERTIES, PREMISES AND RECORDS OF SELLER FOR SUCH PURPOSE. IN ENTERING INTO THIS AGREEMENT, BUYER HAS RELIED SOLELY UPON ITS OWN INVESTIGATION AND ANALYSIS, AND SELLER’S REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 3 AND: (A) ACKNOWLEDGES THAT NEITHER SELLER NOR ANY OF ITS AFFILIATES OR REPRESENTATIVES MAKES OR HAS MADE ANY REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, AS TO THE ACCURACY OR COMPLETENESS OF ANY OF THE INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER OR ITS REPRESENTATIVES (INCLUDING ANY INFORMATION PROVIDED OR MADE AVAILABLE TO BUYER IN ANY “DATA ROOM”, EXCEPT AS EXPRESSLY PROVIDED IN ARTICLE 3). EXCEPT AS SPECIFICALLY SET FORTH IN ARTICLE 3, (I) SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF OR OTHERWISE IN ANY WAY RELATING TO SELLER OR ITS LIABILITIES OR OPERATIONS, OR ITS BUSINESS, INCLUDING WITH RESPECT TO VALUE, CONDITION (INCLUDING ENVIRONMENTAL CONDITION) OR PERFORMANCE OR MERCHANTABILITY, NONINFRINGEMENT OR FITNESS FOR ANY PURPOSE (BOTH GENERALLY OR FOR ANY PARTICULAR PURPOSE) AND WITH RESPECT TO FUTURE REVENUE, PROFITABILITY OR THE SUCCESS OF SELLER AND ITS BUSINESS AND (II) ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. BUYER ACKNOWLEDGES THAT, SHOULD THE CLOSING OCCUR, BUYER SHALL ACQUIRE THE PURCHASED ASSETS, THE ASSUMED LIABILITIES AND THE BUSINESS WITHOUT ANY WARRANTY AS TO MERCHANTABILITY OR FITNESS THEREOF FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS.

Article 5

COVENANTS OF SELLER

Section 5.01      Conduct of the Business.

(a)            Except (t) as may be reasonably advisable to carry out any of the transactions contemplated by the Transaction Documents or as set forth on Schedule 5.01, (u) as may be reasonably advisable to satisfy the cure requirements of any of the Assumed Contracts (in consultation with Buyer), (v) as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), (w) as expressly permitted pursuant to the Bid Procedures Motion, Bid Procedures Order, and Bid Procedures or this Agreement, (x) as required or approved by the Bankruptcy Code or any Orders entered by the Bankruptcy Court in the Chapter 11 Cases, including, without limitation, any debtor-in-possession financing order or any order permitting the use of cash collateral, (y) as otherwise necessary to comply with applicable Law, or (z) for any actions taken in good faith as reasonably necessary to respond to COVID-19 (provided, that prior to taking (or abstaining from taking) any action pursuant to this clause (z), Seller shall use commercially reasonable efforts to provide reasonable advance notice to Buyer and consult in good faith with Buyer with respect to the appropriateness of such action or inaction), from the date hereof until the Closing Date, Seller shall use commercially reasonable efforts to conduct the Business in the ordinary course of business. In addition, except as otherwise contemplated by the immediately precedent sentence (but excluding clause (z) thereof), without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall not:

(i)            sell, lease, license or otherwise encumber or dispose of any Purchased Assets other than pursuant to the Assumed Contracts in effect as of the date hereof or as properly modified, amended, or extended in accordance with this Section 5.01;

(ii)            make any modification, amendment, or extension to, or terminate or reject, or grant or agree to any renewal of, any Assumed Contract;

(iii)            sell, transfer, assign, pledge, lease, license, covenant not to sue, or grant any other right to any Purchased Intellectual Property, including agreeing to amend any licenses to Purchased Intellectual Property contained in any Contracts, other than pursuant to the Assumed Contracts in effect as of the date hereof or as properly modified, amended, or extended in accordance with this Section 5.01;

(iv)            cancel, abandon, or allow to lapse or expire any Purchased Intellectual Property, other than in response to expiration following the applicable statutory period for protection of registered Intellectual Property in the ordinary course of business, provided that Seller shall take all commercially reasonable steps, such as payment of fees, to prevent such cancellation, abandonment or allowance to lapse or expire;

(v)            waive, cancel, compromise or release any accounts receivable or other payables, or release any rights or claims of value, in each case, relating to or arising under the Assumed Contracts that is in excess of $50,000;

(vi)            take any action to waive or compromise any material Claims which are included in the Purchased Assets; or

(vii)            agree or commit to do any of the foregoing.

Section 5.02      Access to Information.

(a)            From the date of the execution of this Agreement until the Closing Date, Seller will use commercially reasonable efforts, subject to the terms of the Confidentiality Agreement, (i) to give, on reasonable prior written notice and during normal business hours, Buyer, its counsel, and financial advisors, reasonable access to the offices, properties, books and records of such Seller relating (and solely to the extent relating) to the Purchased Assets and (ii) to furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating (and solely to the extent relating) to the Purchased Assets as such Persons may reasonably request. Buyer agrees that any investigation undertaken pursuant to the access granted under this Section 5.02(a) shall be conducted in such a manner as not to unreasonably interfere with the operation of Seller’s business. Notwithstanding anything to the contrary in this Agreement, Seller shall not be required to provide access to, or otherwise furnish, any information if Seller determines, in its reasonable discretion, that (i) such access would be reasonably likely to jeopardize any attorney-client or other similar privilege, (ii) such access would contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date of this Agreement, (iii) the information to be accessed is pertinent to any existing or potential litigation between Seller or any of their Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand or (iv) any information, guidance or advice received by the Company and its Affiliates related to the transactions contemplated by this Agreement. Notwithstanding anything in this Section 5.02 to the contrary, Seller shall not be required to grant Buyer access to its Tax Returns for any reason.

(b)            All requests for access or information by or on behalf of Buyer shall be submitted to Stifel, Nicolaus & Co. or such other person(s) as Seller may designate in writing, and none of Buyer or any of its Affiliates or representatives shall communicate with any other employees or officers of Seller without the prior written consent of Seller. For the avoidance of doubt, and notwithstanding anything contained herein to the contrary, Buyer shall not have access to personnel records of Seller relating to individual performance or evaluation records, medical histories or other information related to employees of Seller.

(c)            At and following the Closing, Seller may retain copies of the books and records or any other materials included, in the Purchased Assets to the extent Seller determines, in its sole discretion, that Seller (i) should retain them to comply with applicable Law or (ii) may require such copies for Tax purposes.

Section 5.03      Update of Disclosure Schedules. Until the Closing Date, Seller may deliver any new schedules or supplement or amend the Disclosure Schedules with respect to any matter that, if existing, occurring or known as of the date hereof, would have been required to be set forth or described in the Disclosure Schedules. Any such supplement or amendment shall be deemed to modify the Disclosure Schedules for purposes of this Agreement except to the extent that, absent such modification(s) to the Disclosure Schedules, Seller would then be in breach of the representations, warranties, covenants or other agreements contained herein such that the condition to Closing set forth in Section 8.02(a) would not then be satisfied; provided, however, that if the matter being disclosed in such supplement or amendment relates to Buyer’s License, and Buyer had knowledge of such matter as of the date of this Agreement, such supplement or amendment shall modify the Disclosure Schedules for all purposes of this Agreement.

Section 5.04      Use of Name. After the Closing, Seller shall not, and shall cause its Affiliates not to, use, authorize the use, register, or attempt to register the name “Joe’s Jeans” or any confusingly similar variations thereof (including “Joe” or “Joe’s”) as a Trademark, Domain Name, or any other form of Intellectual Property. Notwithstanding the foregoing, Buyer agrees and acknowledges that this Section 5.04 shall not restrict Seller’s (or its Affiliates’) use or registration of the name “Caribbean Joe.”

Section 5.05      Notices of Certain Events. Seller shall promptly (and in any event within five (5) Business Days) notify Buyer in writing (which notice shall include, to the extent reasonably practicable, any relevant details and information in Seller’s possession or control) of (a) the occurrence of any change, effect, event, circumstance, occurrence or state of facts of which it is or becomes aware, which does, or which could be reasonably be expected to, cause any condition set forth in Article 8 to fail to be satisfied or which would otherwise prevent, delay or impede the Closing, (b) any written notice or other communication from any Governmental Authority (other than the Bankruptcy Court) related to or in connection with the transactions contemplated by this Agreement and (c) the receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. Any required to provide notice to be provided under this Section 5.05 may be fully satisfied by providing notice to counsel to Buyer at the email address for such counsel as set forth in Section 11.01.

Article 6

COVENANTS OF BUYER

Section 6.01      Confidentiality. Buyer acknowledges and agrees that at any time prior to the Closing Date and after any termination of this Agreement, the Confidentiality Agreement shall remain in full force and effect and Buyer and its Affiliates shall remain bound thereby during such periods.

Section 6.02      Notices of Certain Events. Buyer shall promptly (and in any event within five (5) Business Days) notify Seller in writing (which notice shall include, to the extent reasonably practicable, any relevant details and information in Buyer’s possession or control) of (a) the occurrence of any change, effect, event, circumstance, occurrence or state of facts of which it is or becomes aware, which does, or which could be reasonably be expected to, cause any condition set forth in Article 8 to fail to be satisfied or which would otherwise prevent, delay or impede the Closing, (b) any written notice or other communication from any Governmental Authority (other than in or related to the Bankruptcy Court) related to or in connection with the transactions contemplated by this Agreement and (c) the receipt of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. Any requirement to provide notice under this Section 6.02 may be fully satisfied by provided notice to counsel to Seller at the email address for such counsel as set forth in Section 11.01.

Section 6.03      Preservation of Books and Records. After the Closing Date, Buyer shall provide to Seller and its Affiliates and representatives (without charge to Seller other than the costs of copying, if any) reasonable access to, including the right to make copies of, all books and records included in and otherwise related to the Purchased Assets, to the extent necessary to permit Seller to determine any matter relating to their respective rights and obligations hereunder or to any period ending on or before the Closing Date (for example, for purposes of any Tax or accounting audit or any claim or litigation matter) or otherwise related to the Excluded Assets, for periods prior to the Closing and shall preserve such books and records until the latest of (a) such period as shall be consistent with Buyer’s records retention policy in effect from time to time, (b) the retention period required by applicable Law, (c) the conclusion of all bankruptcy proceedings relating to the Chapter 11 Cases, including the closing of the Chapter 11 Cases and (d) in the case of books and records relating to Taxes, the expiration of the statute of limitations applicable to such Taxes. Such access shall include access to any information in electronic form to the extent reasonably available. Buyer acknowledges that Seller has the right to retain originals or copies of all of books and records included in or related to the Purchased Assets for periods prior to the Closing.

Section 6.04      Insurance. From and after the Closing, the Business, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof, shall cease to be insured by Seller’s or its Affiliates’ insurance policies or by any of their self-insured programs, and neither Buyer nor its Affiliates (including their respective businesses) shall have any access, right, title or interest to or in any such insurance policies (including to all claims and rights to make claims and all rights to proceeds) to cover the business of Seller (as acquired and operated by Buyer and its Affiliates after the Closing), the Purchased Assets, the Assumed Liabilities, or the operations or assets or Liabilities in respect thereof. Prior to, on or after the Closing, Seller or its Affiliates may amend any insurance policies in the manner they deem appropriate to give effect to this Section 6.04. From and after the Closing, Buyer shall be responsible for securing all insurance it considers appropriate for the Business, the Purchased Assets, the Assumed Liabilities, and the operations and assets and Liabilities in respect thereof.

Section 6.05      Communication. On and after the date hereof and through the Closing Date, Buyer shall not (and shall not permit any of Buyer’s representatives or Affiliates to) contact or communicate with the employees, licensees, customers, service providers and vendors of Seller without the prior consultation with and written approval of Seller; provided, that this Section 6.05 shall not prohibit ordinary course communications, subject to Section 6.01, that are unrelated to this Agreement or the transactions contemplated hereby.

Section 6.06      Release. Effective as of the Closing, Buyer, on its own behalf and on behalf of its direct and indirect Affiliates, hereby absolutely, irrevocably and unconditionally releases and forever discharges Seller and its direct and indirect Affiliates from, and agrees not to assert any cause of action or proceeding with respect to, any losses or Liabilities whatsoever, of any kind or nature, whether at law or in equity, which have been or could have been asserted against Seller or its Affiliates, which Buyer or its Affiliates has or ever had, which arises out of or in any way relates to events, circumstances or actions occurring, existing or taken prior to or as of the Closing Date in respect of Buyer’s License; provided, that the foregoing release shall not cover any losses or Liabilities arising out of or related to this Agreement or the Transaction Documents.

Section 6.07      Buyer’s Knowledge. Notwithstanding anything herein to the contrary, Buyer acknowledges and agrees that, in the event that Buyer has entered into this Agreement with any knowledge by Buyer or any Affiliate of Buyer of any breach by Seller of any representation, warranty or covenant in this Agreement relating to Buyer’s License, Buyer shall not have any claim or recourse against Seller or any of its Affiliates with respect to such breach under this Agreement, including under Article 8 and Article 10.

Article 7

COVENANTS OF BUYER AND SELLER

Section 7.01      Further Assurances.

(a)            At and after the Closing, and without further consideration therefor, Seller and Buyer shall execute and deliver such further instruments and certificates (including deeds, bills of sale, instruments of conveyance, powers of attorney, assignments, assumptions and assurances) and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things as may be reasonably necessary, to effectuate the purposes and intent of and consummate the transactions contemplated by this Agreement and the other Transaction Documents. Without limiting the foregoing, as reasonably requested by Buyer and at Buyer’s sole cost and expense, Seller shall use commercially reasonable efforts to take all actions and execute all required paperwork as reasonably required to assign, transfer, and convey all Purchased Assets, including, but not limited to, all Purchased Intellectual Property, to Buyer as of the Closing. Subject to Section 2.05(c), to the extent that any Purchased Intellectual Property has not been assigned, transferred or otherwise conveyed to Buyer as of the Closing, at Buyer’s sole cost and expense, Seller shall use its commercially reasonable efforts to execute and deliver such instruments and take such action as Seller and Buyer mutually reasonably determine is necessary to transfer, convey, and assign such assets to Buyer and to confirm Buyer’s title to or interest in the Purchased Intellectual Property, to confirm Buyer’s ownership over the Purchased Intellectual Property, and put Buyer in actual possession and control thereof and to assist Buyer in exercising all rights with respect thereto.

(b)            The Parties agree to (and shall cause each of their respective Affiliates to) provide each other with such information and assistance as is reasonably necessary for the preparation of any Tax Returns or for the defense of any Tax claim or assessment, whether in connection with an audit or otherwise, including the furnishing or making available on a timely basis of records, personnel (as reasonably required), books of account, or other necessary materials.

Section 7.02      Certain Filings. Seller and Buyer shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to consummate and make effective the transactions contemplated by this Agreement, including furnishing all information required by applicable Law in connection with approvals of or filings with any Governmental Authority, and filing, or causing to be filed, as promptly as practicable, any required notification and report forms under other applicable competition Laws with the applicable Governmental Authority.

Section 7.03      Public Announcements. On and after the date hereof and through the Closing Date, the Parties shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby, and neither Party shall issue any press release or make any public statement prior to obtaining, with respect to Seller, Buyer’s, and with respect to Buyer, Seller’s, prior written consent (which consent, in each case, shall not be unreasonably withheld, conditioned or delayed); provided, however, that that no such prior consultation or consent shall be required for disclosure by either Party (a) to its current, former or prospective lenders and their respective representatives, provided that the recipient of such information is subject to a customary confidentiality obligation, (b) in earnings releases or earnings calls or as otherwise advised by accountants, or (c) as required by applicable Law or applicable securities exchange rules.

Section 7.04      Tax Matters.

(a)            Allocation of Straddle Period Taxes.

(i)            For purposes of this Agreement, in order to apportion appropriately any Taxes relating to a taxable period beginning before and ending after the day immediately prior to the Closing Date (a “Straddle Period”), the amount of Taxes that are allocable to the portion of the Straddle Period ending on and including the day immediately prior to the Closing Date shall be:

(A)            in the case of Taxes imposed on a periodic basis with respect to the business or assets of a Seller (such as ad valorem and property Taxes) and exemptions, allowances or deductions that are calculated on an annual basis, such as depreciation, the amount of such Taxes, exemptions, allowances or deductions for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on and including the Closing Date, and the denominator of which is the number of calendar days in the entire Straddle Period (provided that any Tax exemption or allowance with respect to an annual period shall be pro-rated on an equal daily basis between the pre-Closing Tax period and the remainder of the Straddle Period); and

(B)            in the case of all other Taxes, determined on a “closing of the books basis” as if the taxable period ended on the Closing Date.

(b)            Tax Cooperation. The Parties shall furnish or cause to be furnished to each other, upon request, and at the sole cost of the requesting Party, as promptly as practicable, such information and assistance relating to the Purchased Assets as is reasonably necessary for the filing of Tax Returns and the preparation for, or the prosecution or defense of, any audit, claim, demand, proposed adjustment or deficiency relating to Taxes, and any other matter or proceeding relating to Taxes.

(c)            Transfer Taxes. To the extent Seller is required by applicable Law to pay Transfer Taxes, Buyer shall reimburse Seller the amount of such Transfer Taxes at least five Business Days prior to the applicable due date for such Transfer Taxes, and Seller shall provide timely payment thereof (if any payment is due) to the applicable Governmental Authority and promptly provide a copy of such Tax Return to Buyer. Further, each Party hereto agrees to timely sign and deliver (or to cause to be timely signed and delivered) such certificates or forms as may be necessary or appropriate and otherwise to cooperate to establish any available exemption from (or otherwise reduce) such Transfer Taxes. Closing. The Parties hereto shall cooperate in good faith to establish any available exemption from (or reduction of) any Transfer Taxes.

Section 7.05      Misallocated Assets. If, following the Closing, Buyer or its Affiliates own or hold any Excluded Asset, Buyer shall transfer, or shall cause its Affiliate to transfer, at no cost to Seller, such Excluded Asset as soon as practicable to Seller. If, following the Closing, Seller or any of its Affiliates owns any Purchased Asset, Seller shall transfer, or shall cause their respective Affiliates to transfer, such Purchased Asset as soon as practicable to Buyer or an Affiliate designated by Buyer.

Section 7.06      Pre-Closing Accounts Receivables; Payments after Closing.

(a)            The Parties hereby acknowledge and agree that, during the period commencing on the date hereof and ending on the day immediately prior to the Closing Date, in the event that Seller receives any payment from a third party (other than Buyer or any of its Affiliates) that constitutes an account receivable or other receivable of the Business (each, a “Pre-Closing A/R Payment”), such Pre-Closing A/R Payment will be credited to Buyer’s account (and shall reduce the Cash Consideration payable by Buyer at the Closing on a dollar for dollar basis), until the aggregate amount of the Pre-Closing A/R Payments is equal to $268,598 (the “Pre-Closing A/R Threshold”). At the Closing, solely to the extent that the aggregate amount of the Pre-Closing A/R Payments is less than the Pre-Closing A/R Threshold (such shortfall amount, the “A/R Shortfall Amount”), the Parties hereby agree that the Purchase Price shall be reduced by the A/R Shortfall Amount.

(b)            In the event that Seller receives any payment from a third party (other than Buyer or any of its Affiliates) after the Closing Date pursuant to any of the Assumed Contracts (or with respect to the operation by Buyer of the Business or any Purchased Asset after the Closing) and to the extent such payment is not made in connection with an Excluded Asset or an Excluded Liability, Seller shall forward such payment, as promptly as practicable but in any event within thirty (30) days after such receipt, to Buyer (or other entity nominated by Buyer in writing to Seller) and notify such third party to remit all future payments (in each case, to the extent such payment is in respect of any post-Closing period with respect to the Business and is not in respect of an Excluded Asset or an Excluded Liability) pursuant to the Assumed Contracts to Buyer (or such other entity). Notwithstanding anything to the contrary in this Agreement, in the event that Buyer or any of its Affiliates receives any payment from a third party after the Closing on account of, or in connection with, any Excluded Asset (which includes, for the avoidance of doubt, any accounts receivables and other receivables of the Business with respect to any pre-Closing period), Buyer shall forward such payment, as promptly as practicable but in any event within thirty (30) days after such receipt, to the Company (or other entity nominated by the Company in writing to Buyer) and notify such third party to remit all future payments on account of or in connection with the Excluded Assets to the Company (or such other entity as the Company may designate).

(c)            For the avoidance of doubt, following the Closing, any fees, payments or other amounts payable to the Seller by the Buyer in its capacity as licensee under Buyer’s License that relate to the provision of any license thereunder prior to the Closing and that remain unpaid as of the Closing shall be paid by Buyer to the Seller as promptly as practicable.

Section 7.07      Bulk Transfer Laws. The Parties intend that pursuant to section 363(f) of the Bankruptcy Code, the transfer of the Purchased Assets shall be free and clear of any security interests in the Purchased Assets, including any liens or claims arising out of the bulk transfer Laws, and the Parties shall take such steps as may be necessary or appropriate to so provide in the Sale Order. In furtherance of the foregoing, each Party hereby waives compliance by the other Parties with the “bulk sales,” “bulk transfers” or similar Laws and all other similar Laws in all applicable jurisdictions in respect of the transactions contemplated by this Agreement.

Section 7.08      Bankruptcy Court Approval.

(a)            The Debtors shall file the Bid Procedures Motion with the Bankruptcy Court no later than two (2) Business Days after the commencement of the Chapter 11 Cases (the “Petition Date”).

(b)            The Parties shall use their respective commercially reasonable efforts to have (i) the Bankruptcy Court enter the Bid Procedures Order as promptly as practicable after the filing of the Bid Procedures Motion and (ii) the Bankruptcy Court enter the Sale Order as promptly as practicable after the completion of the Auction but, in any event, in each case in compliance with the Milestones. Debtors and Buyer shall cooperate in good faith to obtain the Bankruptcy Court’s entry of the Bid Procedures Order, the Sale Order, and any other Order reasonably necessary in connection with the transactions contemplated by this Agreement, including furnishing affidavits, nonconfidential financial information, or other documents or information for filing with the Bankruptcy Court and making such advisors of Debtors and Buyer and their respective Affiliates available to testify before the Bankruptcy Court for the purposes of, among other things, providing adequate assurances of performance by Buyer as required under Section 365 of the Bankruptcy Code, and demonstrating that Buyer is a “good faith” purchaser under Section 363(m) of the Bankruptcy Code. Buyer agrees that it will promptly take such actions as are reasonably requested by Seller to assist in obtaining entry of the Bid Procedures Order, the Sale Order, and any other Order reasonably necessary, consistent with the above.

(c)            The Debtors shall give notice under the Bankruptcy Code and the Bankruptcy Rules of the request for the relief specified in the Bid Procedures and Sale Motion to all Persons entitled to such notice, including all Persons that have asserted Encumbrances on the Purchased Assets and all non-debtor parties to the Assumed Contracts, and other appropriate notice as required by the Bankruptcy Rules and the local rules of the Bankruptcy Court, including such additional notice as the Bankruptcy Court shall direct or as Buyer may reasonably request, and provide appropriate opportunity for hearing, to all parties entitled thereto, of all motions, orders, hearings or other proceedings in the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby. Debtors shall be responsible for making all appropriate filings relating to this Agreement with the Bankruptcy Court, and shall use commercially reasonable efforts to submit such filings to Buyer no less than two Business Days prior to their filing with the Bankruptcy Court for Buyer’s prior review and comment, which comments the Debtors shall consider and attempt to incorporate in good faith, in consultation with Buyer.

(d)            In the event the entry of the Bid Procedures Order, the Sale Order or any other Orders of the Bankruptcy Court relating to this Agreement or the transactions contemplated hereby shall be appealed by any Person (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Bid Procedures Order, the Sale Order or other such Order), Debtors shall use commercially reasonable efforts to defend such appeal.

(e)            The Debtors and Buyer acknowledge that this Agreement and the transactions contemplated hereby are subject to (i) entry of, as applicable, the Bid Procedures Order and the Sale Order and (ii) the consideration by the Debtors and Seller of higher or better competing bids (whether through any and all types of consideration, including, without limitation, cash, assumed liabilities or credit bid) in respect of a sale, reorganization, or other disposition of the Debtors or Seller, the Business or the Purchased Assets. In the event of any discrepancy between this Agreement and the Bid Procedures Order and the Sale Order, the Bid Procedures Order and the Sale Order shall govern; provided, however, that nothing in this Section 7.08(e) shall limit the rights of Buyer hereunder in the event that any Bid Procedures Order or any Sale Order does not comply with the terms of this Agreement.

(f)            During the period commencing on the date hereof and ending on the earlier of (i) the date of entry of the Bid Procedures Order or (ii) the date this Agreement is terminated as provided in Article 10, Seller will not, nor will it permit any of its Affiliates or anyone acting on behalf of any of them to, solicit, negotiate or enter into any discussions or negotiations with any Person (other than Buyer or its representatives) in connection with any Alternative Transaction; provided that Seller shall be permitted to furnish or cause to be furnished to any Person any information concerning the Purchased Assets or the Business. Seller shall, immediately upon the execution of this Agreement, cease any and all ongoing discussions with any other potential purchaser of all or any portion of the Purchased Assets and/or the Business and shall cause its representatives and Affiliates and their respective representatives to do the same. Notwithstanding anything to the contrary herein, from the date of entry of the Bid Procedures Order and until the transactions contemplated hereby are consummated, Buyer agrees and acknowledges that Seller, Debtors and their Affiliates, including through their representatives, are and may continue soliciting and/or responding to inquiries, proposals or offers from third parties in connection with any Alternative Transaction, including, without limitation, inquiries, proposals or offers related to the Purchased Assets, and may facilitate (and perform any and all other acts related thereto), including, without limitation, furnishing any information (subject to entering into a customary confidentiality agreement) with respect to, any effort or attempt by any Person to seek to do any of the foregoing in connection with an Alternative Transaction. Seller shall promptly notify Buyer of receipt by Debtors or any of their representatives of any such inquiries, proposals or offers; provided that, as to any inquiries, proposals or offers received prior to entry of the Bid Procedures Order, Seller shall provide Buyer with a copy of any such inquiries, proposals or offers within two (2) Business Days of receipt by the Debtors or their representatives.

(g)            The Sale Order shall, among other things, (i) approve, pursuant to sections 105, 363, and 365 of the Bankruptcy Code, (A) the execution, delivery and performance by Seller of this Agreement, (B) the sale of the Purchased Assets to Buyer on the terms set forth herein and free and clear of all Encumbrances (other than Encumbrances included in the Assumed Liabilities and Permitted Encumbrances), and (C) the performance by Debtors of their respective obligations under this Agreement; (ii) authorize and empower Seller to assume and assign to Buyer the Assumed Contracts; (iii) find that Buyer is a “good faith” buyer within the meaning of section 363(m) of the Bankruptcy Code, find that Buyer is not a successor to any Seller, and grant Buyer the protections of section 363(m) of the Bankruptcy Code; (iv) find that Buyer shall have no Liability or responsibility for any Liability or other obligation of Seller arising under or related to the Purchased Assets other than as expressly set forth in this Agreement, including successor or vicarious Liabilities of any kind or character, including any theory of antitrust, successor, or transferee Liability, labor law, de facto merger, or substantial continuity; (v) find that Buyer has provided adequate assurance (as that term is used in section 365 of the Bankruptcy Code) of future performance in connection with the assumption of the Assumed Contracts; and (vi) find that Buyer shall have no Liability for any Excluded Liability.

(h)            Debtors shall comply with the Milestones.

(i)            If an Auction is conducted, and Buyer is not the Successful Bidder at the Auction but is the next highest bidder after the Successful Bidder at the Auction, Buyer shall serve as a Backup Bidder and keep its bid to consummate the transactions contemplated by this Agreement on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction) open and irrevocable, notwithstanding any right of Buyer to otherwise terminate this Agreement pursuant to Article 10 hereof, until the earlier of (i) the Backup Bid Expiration Date (as defined in the Bid Procedures) or (ii) the first Business Day after the closing of a transaction with a Successful Bidder for the Purchased Assets that is not Buyer; provided, however, that if prior to the Backup Bid Expiration Date, a Successful Bidder for the Purchased Assets that is not Buyer fails to consummate its transaction as a result of a breach or failure to perform on the part of such Successful Bidder, or because a condition in such Successful Bidder’s purchase agreement cannot otherwise be met, and the purchase agreement with such Successful Bidder is terminated, Buyer (as the Backup Bidder) will be deemed to have the new prevailing bid, and Seller will be authorized, without further order of the Bankruptcy Court, to, and Buyer (as the Backup Bidder) shall, subject to the terms and conditions of this Agreement, consummate the transactions contemplated by this Agreement by the later of (x) ten (10) days of becoming the Successful Bidder and (ii) the Backup Bid Expiration Date, on the terms and conditions set forth in this Agreement (as the same may be improved upon in the Auction).

Section 7.09      Bidding Protections.

(a)            If this Agreement is terminated by Buyer or Seller pursuant to (i) Section 10.01(c), (ii) Section 10.01(i), or (iii) Section 10.01(k), then, in each case, Seller shall (or shall cause the Debtors to), without the requirement of any notice or demand by Buyer, pay to Buyer the Break-Up Fee, such payment to be made upon the earlier of (x) the consummation of an Alternative Transaction, (y) the consummation of a sale to the “Successful Bidder” or “Next Highest Bidder” at the Auction or (z) the date that is forty-five (45) days following such termination, in immediately available funds to one or more bank accounts of Buyer (or any of its Affiliates) designated in writing by Buyer to Seller.

(b)            If this Agreement is terminated by Buyer or Seller pursuant to (i) Section 10.01(c), (ii) Section 10.01(e), (iii) Section 10.01(i), (iv) Section 10.01(j) or (v) Section 10.01(k), then, in each case, Seller shall (or shall cause the Debtors to), without the requirement of any notice or demand by Buyer, pay to Buyer the Expense Reimbursement, such payment to be made upon the earlier of (x) the consummation of an Alternative Transaction, (y) the consummation of a sale to the “Successful Bidder” or “Next Highest Bidder” at the Auction or (z) the date that is forty-five (45) days following such termination by wire transfer(s) in immediately available funds to one or more bank accounts of Buyer (or any of its Affiliates) designated in writing by Buyer to Seller.

(c)            The Parties acknowledge and agree that (i) the Parties have expressly negotiated the provisions of this Section 7.09 and the payment of the Break-Up Fee and the Expense Reimbursement are integral parts of this Agreement, (ii) in the absence of Seller’s obligations to make these payments, Buyer would not have entered into this Agreement, and (iii) subject to approval by the Bankruptcy Court, the Break-Up Fee and the Expense Reimbursement shall constitute allowed superpriority Administrative Expense Claims pursuant to sections 105(a), 503(b), and 507(a)(2) of the Bankruptcy Code with priority over all other administrative expenses of the kind specified in section 503(b) of the Bankruptcy Code. Seller shall seek the approval of the Break-Up Fee and the Expense Reimbursement as set forth in this Section 7.09 and this Agreement in the Bid Procedures Order. Buyer acknowledges and agrees that in the event the Break-Up Fee becomes payable, the right to receive the Break-Up Fee and the Expense Reimbursement and the return of the Good Faith Deposit shall be the sole and exclusive remedy of Buyer against Debtors, Seller, and any of their respective Affiliates for any liability, damage or other loss resulting from, the termination of this Agreement, breach of any representation, warranty covenant or agreement contained herein or the failure of the transactions contemplated hereby to be consummated, and none of Buyer nor any of its Affiliates shall have any other remedy or cause of action under or relating to this Agreement or any applicable Law. Notwithstanding the foregoing, nothing set forth herein shall limit or restrict Buyer’s rights to pursue a grant of specific performance pursuant to Section 11.08 prior to any termination of this Agreement by Buyer.

Section 7.10      Buyer’s License. The Parties hereby acknowledge and agree that notwithstanding any provision of Buyer’s License to the contrary, Buyer’s License will continue in full force and effect as of the commencement of the Chapter 11 Cases, be an Assumed Contract hereunder and shall be assigned to Buyer as an Assumed Contract hereunder upon the Closing, subject to the terms and conditions of this Agreement; provided, that to the extent this Agreement is terminated in accordance with Article 10 hereof, the Parties’ rights with respect to the impact of the commencement of the Chapter 11 Cases on Buyer’s License as of the date of termination of this Agreement are reserved, and nothing in this Agreement shall be considered a waiver of any rights, claims, arguments and defenses with respect thereto.

Article 8

CONDITIONS TO CLOSING

Section 8.01      Conditions to Obligations of Buyer and Seller. The obligations of each of Buyer and Seller to consummate the Closing are subject to the satisfaction or valid waiver at or prior to the Closing of the following conditions:

(a)            no provision of any applicable Law and no judgment, injunction or Order shall then be in effect prohibiting or making illegal the consummation of the Closing;

(b)            the Bankruptcy Court shall have entered the Bid Procedures Order and the Bid Procedures Order shall be a Final Order; and

(c)            the Bankruptcy Court shall have entered the Sale Order in form and substance reasonably acceptable to Buyer and Seller and the Sale Order shall be a Final Order.

Section 8.02      Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction (or valid waiver) at or prior to the Closing of the following further conditions:

(a)            (i) each of the representations and warranties of Seller contained in Section 3.01, Section 3.02, Section 3.03, and Section 3.07 shall be true and correct in all respects (except for any failure to be so true and correct that is de minimis in nature) on and as of the date hereof and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which speak to a specified date shall speak only as of such date) and (ii) each other representation and warranty of Seller contained in Article 3 shall be true and correct on and as of the date hereof and as of Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which speak to a specified date shall speak only as of such date) except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” or other similar term set forth therein) would not, individually or in the aggregate, have a Material Adverse Effect and Buyer shall have received a certificate of the Company certifying as to the matters set forth in this Section 8.02(a) signed by a duly authorized representative of the Company;

(b)            the material covenants and agreements that Seller are required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects and Buyer shall have received a certificate of the Company to such effect signed by a duly authorized representative of the Company; and

(c)            From the date hereof, there shall not have occurred any Material Adverse Effect.

Section 8.03      Conditions to Obligation of Seller. The obligation of Seller to consummate the Closing is subject to the satisfaction (or valid waiver) at or prior to the Closing of the following further conditions:

(a)            the representations and warranties of Buyer contained in Article 4 shall be true and correct on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date (provided that representations and warranties which speak to a specified date shall speak only as of such date) except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or similar term set forth therein) would not, individually or in the aggregate, prevent, materially impede or delay the consummation of the Closing in accordance with its terms and Seller shall have received a certificate of Buyer to such effect signed by a duly authorized officer of Buyer; and

(b)            the material covenants and agreements that Buyer is required to perform or to comply with pursuant to this Agreement at or prior to the Closing shall have been performed and complied with in all material respects and Seller shall have received a certificate of Buyer to such effect signed by a duly authorized officer of Buyer.

Article 9

SURVIVAL

Section 9.01      Survival. The Parties, intending to modify any applicable statute of limitations, agree that (a) (i) the representations and warranties in this Agreement and in any certificate delivered pursuant hereto and (ii) the covenants in this Agreement only requiring performance prior to the Closing shall, in each case, terminate and be of no further force and effect effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no Liability on the part of, nor shall any claim be made by or on behalf of, any Party or any Party’s Affiliates in respect thereof and (b) the covenants in this Agreement that contemplate performance at or after the Closing or expressly by their terms survive the Closing shall survive the Closing in accordance with their respective terms (the “Surviving Post-Closing Covenants”). Except with respect to the Surviving Post-Closing Covenants, no other remedy shall be asserted or sought by Buyer, and Buyer shall cause its Affiliates not to assert or seek any other remedy, against Seller or any of its Affiliates under any contract, misrepresentation, tort, strict liability, or statutory or regulatory Law or theory or otherwise, all such remedies being hereby knowingly and expressly waived and relinquished to the fullest extent permitted under applicable law.

Article 10

TERMINATION

Section 10.01      Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)            by mutual written agreement of Seller and Buyer;

(b)            by either Seller or Buyer, if the Closing shall not have been consummated on or before November 30, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to a Party whose breach of any of its representations, warranties, covenants or agreements contained herein has been the primary cause of the failure of the Closing to occur on or before the End Date;

(c)            by either Seller or Buyer, if at the end of the Auction for the Purchased Assets (if any), Buyer is not determined by the Debtors to be either the “Successful Bidder” or “Next-Highest Bidder” (each as defined in the Bid Procedures Order);

(d)            by Seller, if Seller is not then in material breach of its obligations under this Agreement and Buyer breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (i) would prevent the satisfaction of a condition set forth in Section 8.01 or Section 8.03, (ii) cannot be, or has not been, cured within ten (10) Business Days following delivery of written notice to Buyer of such breach or failure to perform and (iii) has not been waived by Seller;

(e)            by Buyer, if Buyer is not then in material breach of its obligations under this Agreement and Seller breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (i) would prevent the satisfaction of a condition set forth in Section 8.01 or Section 8.02, (ii) cannot be, or has not been, cured within ten (10) Business Days following delivery of written notice to the Company of such breach or failure to perform and (iii) has not been waived by Buyer;

(f)            by either Seller or Buyer upon the conversion of any of Seller’s Chapter 11 Cases to cases under Chapter 7 of the Bankruptcy Code, the dismissal of any of Seller’s Chapter 11 Cases, or if a trustee or examiner with expanded powers to operate or manage the financial affairs of Seller is appointed;

(g)            by either Seller or Buyer, if the Bankruptcy Court enters a final, non-appealable order that precludes the consummation of the transactions contemplated hereby on the terms and conditions set forth in this Agreement;

(h)            by either Seller or Buyer, if any court of competent jurisdiction or other competent Governmental Authority shall have enacted or issued a Law or decree or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Law or decree or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 10.01(h) shall not be available to a Party if the failure to consummate the Closing because of such action by a Governmental Authority shall be due to the failure of such Party to have fulfilled, in any material respect, any of its obligations under this Agreement;

(i)            by either Seller or Buyer, if the Bankruptcy Court enters an order approving an Alternative Transaction with one or more Persons other than Buyer;

(j)            by Buyer, if any of the Milestones are not met; or

(k)            by Seller, if Seller or its board of directors (or similar governing body), based on the advice of counsel, determines that proceeding with the transactions contemplated by this Agreement or failing to terminate this Agreement would be inconsistent with its or such Person’s or body’s fiduciary duties or applicable law.

The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give written notice of such termination to the other Party in accordance with Section 11.01.

Section 10.02      Effect of Termination.

(a)            If this Agreement is terminated as permitted by Section 10.01, (i) this Agreement shall become null and void and of no further force and except, except for the provisions of Sections 2.09, 6.01, 7.09, 10.03, Article 11 and this Section 10.02, which shall survive such termination of this Agreement and (ii) no Party (nor any stockholder, director, officer, employee, agent, consultant or representative of any such Party) shall thereafter have any Liability hereunder; provided, nothing in this Section 10.02 shall be deemed to release any Party from any Liability (x) for any breach of any covenants contained in this Agreement occurring prior to its termination and (y) that may otherwise be provided in, or contemplated by, the provisions of Section 2.09 or 10.02(b).

(b)            If this Agreement is terminated pursuant to Section 10.01(d), the Good Faith Deposit (together with any interest accrued thereon) shall be retained by Debtors for their own account as damages, and the Parties acknowledge and agree that such payment of the Good Faith Deposit to Debtors shall constitute liquidated damages (and not a penalty) and shall be the sole and exclusive remedy of Seller and any other Person against Buyer and its Affiliates arising under this Agreement in connection with any such termination, and upon payment of the Good Faith Deposit to the Debtors, neither seller nor any other Person shall be entitled to bring or maintain any other Action against Buyer or any of its Affiliates and neither Buyer nor any of its Affiliates shall have any further liability or obligation to Seller arising out of this Agreement, the transactions contemplated by this Agreement or any matters forming the basis of such termination. The Parties acknowledge and agree that (i) the agreements contained in this Section 10.01(b) are an integral part of this Agreement and the transactions contemplated hereby and (ii) in light of the difficulty of accurately determining actual damages with respect to the foregoing, the right to any such receipt of the Good Faith Deposit constitutes a reasonable estimate of the damages that will compensate Seller in the circumstances in which such fee is payable for the efforts and resources expended and the opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. If this Agreement is terminated pursuant to any provision of Section 10.01 (other than Section 10.01(d)), Debtors shall promptly (but in any event within two (2) Business Days of such termination) return the Good Faith Deposit (together with any interest accrued thereon) to Buyer by wire transfer of immediately available funds.

Section 10.03      Costs and Expenses. Except as otherwise expressly provided in this Agreement, including as set forth in Section 10.02(b) whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense; provided, however, that all Cure Costs shall be paid by Buyer.

Article 11

MISCELLANEOUS

Section 11.01      Notices. All notices, requests and other communications to any Party hereunder shall be in writing and shall be delivered to the addresses set forth below (or pursuant to such other address(es) as may be designated in writing by the Party to receive such notice):

if to Buyer:

Centric Brands LLC

350 Fifth Avenue

New York, NY 10118

Attention: Lori Nembirkow, General Counsel

Email: LNembirkow@centricbrands.com

with a copy, which shall not constitute notice, to:

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Daniel I. Fisher and Brad Kahn

Email:	dfisher@akingump.com

bkahn@akingump.com

if to Seller, to:

Sequential Brands Group, Inc.

1407 Broadway

38th Floor

New York, NY 10018

Attention: Eric Gul

Email:	EGul@sbg-ny.com

with a copy, which shall not constitute notice, to:

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

Attention: Joshua Brody, Lilit Voskanyan, Jason Zachary Goldstein

Email:	jbrody@gibsondunn.com

lvoskanyan@gibsondunn.com

jgoldstein@gibsondunn.com

All such notices, requests and other communications shall be deemed received (a) if delivered prior to 5:00 p.m. New York time on a day which is a Business Day, then on such date of delivery if delivered personally, or, if by e-mail, upon written confirmation of delivery by e-mail (which may be electronic), and if delivered after 5:00 p.m. New York time (whether personally or by email) then on the next succeeding Business Day, (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.

Section 11.02      Amendments and Waivers.

(a)            Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by each of Buyer and Seller.

(b)            No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 11.03      Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. Buyer, on the one hand, may not assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of Seller, and Seller, on the other hand, may not assign, delegate or otherwise transfer any of their respective rights or obligations under this Agreement without the prior written consent of Buyer; provided, however, that Buyer may assign any or all of its rights and obligations under this Agreement (including the right to receive the Purchased Assets) to one or more subsidiaries of Buyer, in each case, without the prior written consent of Seller; provided, further, that no such assignment will relieve Buyer of its obligations hereunder. Any attempted assignment in violation of this Section 11.03 shall be null and void, ab initio.

Section 11.04      Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to the conflicts of law rules of such State.

Section 11.05      Jurisdiction. Without limiting any Party’s right to appeal any order of the Bankruptcy Court, (i) the Bankruptcy Court will retain exclusive jurisdiction to enforce the terms of this Agreement and to decide any claims or disputes which may arise or result from, or be connected with, this Agreement, any breach or default hereunder, or the transactions contemplated hereby, and (ii) any and all proceedings related to the foregoing will be filed and maintained only in the Bankruptcy Court, and the Parties hereby consent to and submit to the jurisdiction and venue of the Bankruptcy Court for such purposes and will receive notices at such locations as indicated in Section 11.01; provided, however, that if the Chapter 11 Cases have been closed pursuant to Section 350 of the Bankruptcy Code, the Parties agree to unconditionally and irrevocably submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such Action, in the Supreme Court of the State of New York, New York County, for the resolution of any such claim or dispute. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such Action brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Process in any such Action may be served on any party anywhere in the world, whether within or without the jurisdiction of the Bankruptcy Court, the United States District Court for the District of New York or any state court of the State of New York. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.

Section 11.06      WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSES OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR THE SUBJECT MATTER HEREOF OR THEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.06 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 11.07      Counterparts; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by the other Party. Delivery of a .pdf version of one or more signatures to this Agreement shall be deemed adequate delivery for purposes of this Agreement. No provision of this Agreement is intended to confer upon any Person other than the Parties any rights, benefits, Causes of Action or remedies hereunder.

Section 11.08      Specific Performance. It is understood and agreed by the Parties that money damages (even if available) would not be a sufficient remedy for any breach of this Agreement by Seller or Buyer and as a consequence thereof, Seller and Buyer shall each be entitled to seek specific performance and injunctive or other equitable relief as a remedy for any such breach or threatened breach in addition to any other remedy to which such Party may be entitled in Law or in equity, including an Order of the Bankruptcy Court or other court of competent jurisdiction requiring Buyer or Seller, as may be applicable, to comply promptly with any of their obligations hereunder. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such Order.

Section 11.09      Entire Agreement. This Agreement and the other Transaction Documents (together with the Schedules and Exhibits hereto and thereto), and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the Parties with respect to such subject matter. No Party to this Agreement shall be liable or bound to any other Party in any manner by any representations, warranties, covenants or agreements relating to such subject matter except as specifically set forth herein and therein. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the Parties with respect hereto and will be deemed joint work product of the Parties.

Section 11.10      No Strict Construction. Buyer, on the one hand, and Seller, on the other hand, participated jointly in the negotiation and drafting of this Agreement, and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by Buyer, on the one hand, and Seller, on the other hand, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Without limitation as to the foregoing, no rule of strict construction construing ambiguities against the draftsperson shall be applied against any Person with respect to this Agreement.

Section 11.11      Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transaction contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.12      Disclosure Schedules. The representations and warranties of Seller set forth in this Agreement are made and given subject to the disclosures in the Disclosure Schedules. Where a reference is made only to a particular disclosed document, the full contents of the document are deemed to be disclosed. Inclusion of information in the Disclosure Schedules will not be construed as an admission that such information is material to the business, operations of condition (financial or otherwise) of Seller or their respective businesses, in whole or in part, or as an admission of Liability or obligation of Seller to any third Person. The specific disclosures set forth in the Disclosure Schedules have been organized to correspond to section references in this Agreement to which the disclosure is most likely to relate, together with appropriate cross-references when disclosure is applicable to other sections of this Agreement; provided, however, that any disclosure in any section of the Disclosure Schedules will apply to and will be deemed to be disclosed in any other section of the Disclosure Schedules, so long as the applicability of such disclosure is reasonably apparent on its face. It is understood and agreed that the specification of any dollar amount in the representations and warranties or covenants contained in this Agreement or the inclusion of any specific item in the Disclosure Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and no Party or other Person shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedules in any dispute or controversy as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedules is or is not material for purposes of this Agreement. Nothing in this Agreement (including the Disclosure Schedules) shall be deemed an admission by either Party or any of its Affiliates, in any Causes of Action, that such Party or any such Affiliate, or any third party, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract or Law.

[Signature Pages Follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Joe’s Holdings LLC

By:	/s Lorraine DiSanto
Name:	Lorraine DiSanto
Title:	Chief Financial Officer

Centric Brands LLC

By:	/s/ Anurup Pruthi
Name:	Anurup Pruthi
Title:	Chief Financial Officer

[Signature Page to Asset Purchase Agreement]